OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-43174

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SAL EQUITY TRADING, GP

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

401 CITY AVENUE, SUITE 220
(No. and Street)

BALA CYNWYD	PA	19004
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ROBERT SACK	610-617-2812	ROB.SACK@SIG.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT SACK_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SAL EQUITY TRADING, GP_____, as of 12/31_____, 2 023___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

_____

Title:
TREASURER

_M_ ᒿ _Mʋ_ 2/22/24

Notary Public

Commonwealth of Pennsylvania - Notary Seal
MICHAEL L MOLLEN - Notary Public
Montgomery County
My Commission Expires June 14, 2026
Commission Number 1225167

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SAL EQUITY TRADING, GP

(a general partnership)

STATEMENT OF FINANCIAL CONDITION

December 31, 2023



Report of Independent Registered Public Accounting Firm

To the Partners of SAL Equity Trading, GP

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of SAL Equity Trading, GP (the "Company") as of December 31, 2023, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
February 28, 2024

We have served as the Company's auditor since 2023.

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1700, 2001 Market Street, Philadelphia, PA 19103-7042
T: (267) 330 3000, www.pwc.com/us

SAL EQUITY TRADING, GP

Statement of Financial Condition
December 31, 2023
(dollars in thousands)

Assets

Cash	$	7
Receivable from clearing broker/clearing organization		41,419
Securities owned – at fair value		9,580
Accrued trading receivables		160
Receivable from affiliates		539
Exchange memberships - at cost (fair value $504)		427
Exchange shares - at cost (fair value $2,111)		131
Other assets		111
Total assets	$	52,374

Liabilities and partners' capital

Clearing payable	$	699
Order execution payables		44
Payable to affiliates		144
Accrued expenses and other liabilities		46
Total liabilities		933
Partners' capital		51,441
Total liabilities and partners' capital	$	52,374

See notes to statement of financial condition

SAL EQUITY TRADING, GP

Notes to Statement of Financial Condition
December 31, 2023
(dollars in thousands)

NOTE A – ORGANIZATION

SAL Equity Trading, GP (the "Entity") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"). The Entity's designated examining regulatory authority is the Financial Industry Regulatory Authority, Inc. The Entity provides order execution services and clearing services for affiliated registered broker-dealers. The Entity is owned 99.9% by SAL Equity Holding, LLC and 0.1% by SAL Equity Partner, LLC.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Financial Instruments

The Entity records purchases and sales of securities and related revenues and expenses on a trade-date basis.

Interest income is recorded on the accrual basis.

Dividend income is recorded on the ex-dividend date.

Cash

The Entity maintains a deposit account for cash, which at times, may exceed federally insured limits of $250.

Revenue From Contracts

Revenue from contracts consists of order execution and clearing services provided to affiliates. Each time the Entity executes an order, it has fulfilled all performance obligations, and therefore, recognizes and records the revenue associated with order execution on a trade date basis. The Entity recognizes revenue from clearing services as services have been provided.

Current Expected Credit Losses ("CECL")

The Entity assessed certain financial assets, as noted below, measured at amortized cost for credit losses using a CECL methodology to estimate expected credit losses over the life of the financial asset, as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Receivable from clearing broker/clearing organizations; the Entity has concluded that there are currently no expected credit losses based on the nature and contractual life or expected life of the financial assets held at each of the Entity's clearing brokers and clearing organizations. Certain trades and contracts are cleared through a centralized clearing organization and settled daily between the clearing organization and the Entity's prime broker, therefore limiting the amount of unsettled credit exposure. The Entity monitors the capital adequacy of such organizations.

Settlement Income

The Entity periodically receives income from class action lawsuits related to previous trading activities.

Use of Estimates

This statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management. Actual results could differ from those estimates.

SAL EQUITY TRADING, GP

Notes to Statement of Financial Condition
December 31, 2023
(dollars in thousands)

NOTE C – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Entity measures its financial instruments in accordance with the Financial Accounting Standards Board Accounting Standards Codification ("ASC") Section for Fair Value Measurements. This codification section clarifies the definition of fair value financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. Fair Value Measurements establishes a fair value hierarchy and specifies that a valuation technique used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy under Fair Value Measurements are described below:

Level 1: Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Entity has the ability to access at the measurement date;

Level 2: Inputs that are observable for substantially the full term of the asset or liability (other than quoted prices for the specific asset or liability in an active market), including quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in a nonactive market, inputs other than quoted prices, and inputs derived principally from or corroborated by observable market data by correlation or otherwise; and

Level 3: Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As required by the Codification Section for Fair Value Measurements, financial instruments are classified within the level of the lowest significant input considered in determining fair value. Financial instruments classified within Level 3 whose fair value measurement considers several inputs may include Level 1 or Level 2 inputs as components of the overall fair value measurement.

The table that follows sets forth information about the level within the fair value hierarchy at which the Entity's financial instruments are measured at December 31, 2023.

SAL EQUITY TRADING, GP

Notes to Statement of Financial Condition
December 31, 2023
(dollars in thousands)

NOTE C – FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Assets measured at fair value:

Description	Totals	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Debt Securities:			
Government (Treasury)	$ 9,580	$ —	$ 9,580
(a) Exchange shares	2,111	2,111	—
(b) Exchange memberships	504	—	504

(a) Exchange shares reflected on the statement of financial condition at cost are valued in the above table at the last reported contracted sales price as of the valuation date.
(b) Exchange memberships reflected on the statement of financial condition at cost are valued in the above table at either the last reported sales price as of the valuation date or at the mean between the last bid and last offer price as of the valuation date if the last reported sales price falls outside of this spread.

Debt securities are generally valued using broker or dealer quotations or alternative pricing sources on the last business day of the year.

NOTE D - SECURITIES OWNED

Securities owned are summarized as follows:

	Securities Owned
Debt securities	$ 9,580

NOTE E - RECEIVABLE FROM CLEARING BROKER/CLEARING ORGANIZATION AND CONCENTRATION OF CREDIT RISK

The clearing and depository operations for the Entity's securities transactions are provided by BofA Securities, Inc. and The Depository Trust Company.

At December 31, 2023, all of the securities owned and the amounts receivable from clearing broker/clearing organization reflected on the statement of financial condition are securities positions with and amounts due from these institutions.

The Entity is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

SAL EQUITY TRADING, GP

Notes to Statement of Financial Condition
December 31, 2023
(dollars in thousands)

NOTE F – CLEARING SERVICES

On October 16, 2023, the Entity began providing clearing for the stock lending and borrowing business of an affiliated broker-dealer, Susquehanna Financial Group, LLLP ("SFG"). The Entity otherwise does not provide any other clearing or settlement services to SFG or any other affiliated or non-affiliated entity.

NOTE G - RELATED PARTY TRANSACTIONS

The Entity is affiliated through common ownership with Susquehanna International Group, LLP ("SIG") and Susquehanna Technology Management, Inc. ("STMI").

SIG acts as a common payment agent for the Entity for various direct and indirect operating expenses. The Entity pays for the indirect costs at an amount agreed upon between the Entity and SIG based on allocations determined at SIG's discretion. Included in payable to affiliates is $144 related to these direct and indirect operating costs.

The Entity has a sublicensing agreement with SIG. The agreement allows the Entity to utilize intellectual property and research and development, licensed by SIG from Wide Wing Financing LLC ("Wide Wing"), an entity affiliated through common ownership. Wide Wing is the exclusive owner of the intellectual property and all research and development related thereto. As consideration for the sublicense, the Entity pays SIG an annual sublicensing fee equal to a percentage of the Entity's net trading profits, if any, as defined in the sublicensing agreement.

STMI provides administrative and technology services to the Entity. The Entity pays a monthly management fee for these services based on allocations determined at STMI's discretion. Included in payable to affiliates is less than $1 related to these services.

The Entity executes trades for affiliated broker-dealers for which it receives a fee based on monthly order execution charges, plus a surcharge to cover other costs. Included in receivable from affiliates is $539 related to these fees.

Because of their short-term nature, the fair values of the payable to and receivable from affiliates approximate their carrying amounts.

The Entity and various other entities are under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new or current business activities and/or trade new products. Therefore, the financial position and operating results presented herein may not necessarily be indicative of that which would be obtained had these entities operated autonomously.

NOTE H - EXCHANGE MEMBERSHIPS/SHARES

The amounts included in exchange shares on the statement of financial condition represent both an ownership interest and the right to conduct business on the exchanges and are accounted for at cost with appropriate consideration for impairment. Management believes there is no material impairment to recognize on these exchange shares as of December 31, 2023.

The amounts included in exchange memberships on the statement of financial condition that represent the right to conduct business on an exchange, but not an ownership interest in the exchange, are accounted for as intangible assets at cost with potential impairment determined under ASC 350, Intangibles - Goodwill and Other. Management believes there is no impairment to recognize on these exchange memberships as of December 31, 2023 except for memberships on one exchange where the Entity realized a permanent impairment.

SAL EQUITY TRADING, GP

Notes to Statement of Financial Condition
December 31, 2023
(dollars in thousands)

NOTE I – FINANCIAL INSTRUMENTS AND RISK

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of financial instruments resulting from market fluctuations.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations.

Interest rate risk is the risk that the fair value or future cash flows of fixed income or rate sensitive financial instruments will increase or decrease because of changes in interest rates. Generally, the value of fixed income securities will change inversely with changes in interest rates. As interest rates rise, the fair value of fixed income securities tends to decrease. Conversely, as interest rates fall, the fair value of fixed income securities tends to increase. This risk is generally greater for long-term securities than for short-term securities.

NOTE J - INCOME TAXES

No provision for federal income taxes has been made because the Entity is a partnership and, therefore, is not subject to federal income taxes. The Entity is currently not subject to state or local income taxes.

The Entity's U.S. federal income tax return is generally subject to examination by the Internal Revenue Service for a period of three years after it is filed. State and local tax returns and/or other filings may be subject to examination for different periods, depending upon the tax rules of each applicable jurisdiction.

The Entity is not presently associated with an open tax examination.

At December 31, 2023, management has determined that there are no material uncertain income tax positions.

NOTE K - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Entity is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Entity computes its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital of $250. As of December 31, 2023, the Entity had net capital of $18,801, which exceeded its requirement of $250 by $18,551.

The Entity is also subject to requirements of the Securities Exchange Act of 1934 Rule 15c3-3, which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers. As of December 31, 2023, the Entity was not required to deposit any amounts into a special reserve bank account.

NOTE L - SUBSEQUENT EVENTS

The Entity evaluated subsequent events to consider if the impact of such events needed to be reflected or disclosed on the statement of financial condition. Such evaluation was performed through February 28, 2024, the date that this statement of financial condition was issued.